Exhibit 99.1

SciSparc Ltd. Announces Pricing of $5.026 Million Private Placement

TEL AVIV, ISRAEL, Oct. 11, 2023 (GLOBE NEWSWIRE) -- SciSparc Ltd. (Nasdaq: SPRC) (“SciSparc” or the “Company”), today announced that it has entered into a securities purchase agreement with an institutional investor to raise gross cash proceeds of approximately $5.026 million through a private placement, before deducting fees to the placement agent and other offering expenses payable by the Company.

In connection with the private placement, the Company will issue an aggregate of 1,930,108 units, each unit consisting of two Pre-Funded Warrants. The Pre-Funded Warrants have an exercise price of $0.001 and a term of five years from the date of issuance.

The closing of the private placement is expected to occur on or about October 13, 2023, subject to the satisfaction of certain customary closing conditions.

Aegis Capital Corp. is acting as the exclusive placement agent for the private placement.

The securities described above are being sold in a private placement exempt from the registration requirements of the Securities Act of 1933, as amended (the “Act”), and have not been registered under the Act, or applicable state securities laws. Accordingly, the securities may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Act and such applicable state securities laws. Pursuant to a registration rights agreement with the investor, the Company has agreed to file one or more registration statements with the Securities and Exchange Commission (the “SEC”) covering the resale of the ordinary shares issuable upon exercise of the Pre-Funded Warrants.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About SciSparc Ltd. (Nasdaq: SPRC):

SciSparc Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on THC and/or non-psychoactive CBD: SCI-110 for the treatment of Tourette Syndrome, for the treatment of Alzheimer’s disease and agitation; SCI-160 for the treatment of pain; and SCI-210 for the treatment of ASD and status epilepticus. The Company also owns a controlling interest in a subsidiary whose business focuses on the sale of hemp seeds’ oil-based products on the Amazon.com Marketplace.

For Further Information please refer to information available on the Company’s website: https://scisparc.com/

Investor Contact:

IR@scisparc.com

Tel: +972-3-6167055

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the closing of the offering. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs or projections will be achieved, and actual results may differ materially from what is expressed in, or indicated by, the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed on May 1, 2023. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements.

References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. SciSparc is not responsible for the contents of third-party websites.